

Mail Stop 3030

January 31, 2017

Via E-mail
James McGorry
Chief Executive Officer
Biostage, Inc.
84 October Hill Road, Suite 11
Holliston, Massachusetts 01746

>   **Re: Biostage, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 4, 2017**
>   **File No. 333-215410**

Dear Mr. McGorry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Please revise your fee table to indicate the appropriate registration fee for each type of security that you are registering for sale. Refer to the Note to the Calculation of Registration Fee section on Form S-1.

2.   Please revise the fee table to register the rights to purchase shares of series A junior participating cumulative preferred stock included as part of the common stock pursuant to the shareholder rights agreement.

Prospectus

3.   Please revise your prospectus to include all information except that which may be excluded pursuant to Rule 430A. As one example only, we note that you have omitted the volume of each type of security you are offering.

Incorporation of Certain Information by Reference, page 42

4.   It appears that you may not be eligible to incorporate by reference into your Form S-1, given that you have not filed your annual report for your most recently completed fiscal year. Please revise your registration statement accordingly or advise. See General Instruction VII.C to Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Chad J. Porter, Esq.
Burns & Levinson LLP